Exhibit 99.17

TSX:FNV www.franco-nevada.com

Management’s Discussion and Analysis Consolidated Financial Statements

For the three and six months ended June 30, 2010 and 2009

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at August 11, 2010 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the three and six months ended June 30, 2010.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information included with this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2009 and the corresponding notes to the financial statements which are available on the Company’s web site at www.franco-nevada.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

All amounts are in US dollars unless specifically stated otherwise.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. In addition, the Company’s website can be found at www.franco-nevada.com.

Cautionary Statement on Forward-Looking Information

This MD&A contains certain “forward-looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes (including permitting of specific projects on which the Company has royalties) and taxation policies (including the tax characterization of our royalty investments); regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the royalty portfolio; excessive cost escalation as well as operating or technical difficulties on any of the properties underlying the royalty portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the royalty portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation; the ongoing operation of the properties underlying the royalty portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the royalty portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as the Company’s annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Our Business

Franco-Nevada is a gold-focused royalty company with additional interests in platinum group metals (“PGM”), oil and gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality royalty properties located in North America. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future royalty revenues.

Our royalty portfolio generates high-margin free cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing royalty interests. Management has been successful in both managing its portfolio of royalties and acquiring new royalties. We intend to utilize our free cash flow to continue to grow the portfolio and to pay dividends. We believe that a diverse portfolio of royalty interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Reno and Perth, Australia, all of which are used to manage our royalty portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Warrants trade under the symbols “FNV.WT” and “FNV.WT.A”. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 5.0% of the common shares, or 6.5% on a fully diluted basis, as at August 11, 2010. We currently operate with a small organization of up to twenty employees and contractors. Our management team is made up of experienced and proven professionals, some of whom have been continuously associated with our royalty and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take on multidisciplinary roles for corporate development opportunities. Our board of directors includes directors with significant experience in mining, oil and gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused resource royalty company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow the royalty portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resources. Maintaining and managing a diversified, high-margin portfolio with low overheads provides the strong free cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity revenue exposures.

Acquisitions

Acquisitions are an integral part of the Company’s growth strategy and the Company continues to add to its royalty portfolio. The following are a summary of some of the newly acquired interests.

Prosperity Gold Stream

On May 12, 2010, the Company announced its intention to acquire a gold stream from Taseko Mines Limited (“Taseko”) on its Prosperity copper-gold project located in British Columbia. Assuming all the preconditions are met, the Company will acquire gold equivalent to 22% of the gold produced at Prosperity from Taseko. Franco-Nevada will provide a $350 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project only when the project is fully permitted and financed, and has granted Taseko one special warrant. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of Cdn$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Under certain circumstances, Franco-Nevada may increase the percentage of production it may acquire should Taseko fail to meet certain completion tests within a specified period of time. In addition, the $350 million deposit is reduced by the excess of the market price over $400 per ounce for every ounce of gold delivered under the gold stream. Should there be any of the deposit remaining at the end of the term of the contract, it will be refunded to Franco-Nevada.

On July 5, 2010, Taseko announced that a Federal Review Panel, established for the purpose of a review of the environmental effects of the Prosperity copper-gold project, submitted its report to the Government of Canada. The Panel findings concluded that the loss of Fish Lake and adjacent meadows constitutes a significant adverse effect. A final Federal cabinet decision, where the environmental, social and economic values of the project will all be considered, is expected later in 2010.

Franco-Nevada is committed to fund the $350 million deposit once the project is fully permitted and financed within 24 months from May 12, 2010, and will advance the deposit on a pro rata basis with other forms of financing Taseko pursues.

Subika Royalty

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow. The acquisition of Moydow was accounted for as a purchase of assets.

Moydow held a 80% interest in a 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika. In the fourth quarter of 2009, the Company acquired the 20% interest in the Ahafo royalty and upon closing of this plan of arrangement, the Company owns a 100% undivided interest in the 2% NSR.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. To date, 41,509 Moydow options have been exercised resulting in 52,961 common shares remaining reserved for issuance.

The allocation of the purchase price was as follows:

(Expressed in thousands of US dollars)

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,716
Transaction costs	332
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

White Pine Royalty

On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8.5 million. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1% - 5% sliding-scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick Gold Corporation. The Company believes the ground to be highly prospective. There is currently no production from the claims covered by this royalty.

Non-GAAP Financial Measures - Royalty Revenue, Free Cash Flow, Margin, EBITDA and Adjusted Net Income

The Company considers Royalty Revenue to be a more appropriate measure of the performance of its assets due to the significant impact of accounting for changes in the fair value of royalties that are accounted for as derivative assets. As a result, the Company reports Royalty Revenue which the Company defines as cash received or receivable from operating assets earned in the period. Royalty Revenue does not include changes in the fair value of derivative assets or dividends earned from marketable investments but would include any cash received or receivable from any royalties classified as a derivative asset.

The Company also discloses Free Cash Flow which is defined as operating income, excluding any changes in the fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests. Free Cash Flow is provided as the Company believes it is a valuable indicator of the Company’s ability to generate liquidity from operating cash flows to fund future acquisitions and dividends. Margin is defined as Free Cash Flow as a percentage of Royalty Revenue.

Earnings before income tax, interest income, interest expense and depletion and depreciation (“EBITDA”) is also presented and is defined by the Company as net income, excluding income tax expense, interest income and expense, impairments and fair value adjustments, and depletion and depreciation.

Adjusted Net Income is another non-GAAP financial measure which management uses to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Adjusted Net Income excludes the following from net income: impairment charges related to royalties, working interests, and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains/losses; gains/losses on sale of investments; and the impact of taxes on all these items. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because impairment charges and fair value changes do not reflect the underlying operating performance of our royalty business and are not necessarily indicative of future operating results. Further, foreign currency translation gains or losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-GAAP financial measures enables investors and analysts to better understand the underlying operating performance of our royalty business through the eyes of management. Management periodically evaluates the components of these non-GAAP financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by analysts and other royalty companies.

Royalty Revenue, Free Cash-Flow, Margin, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by Canadian GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Other companies may calculate these measures differently.

(See “Non-GAAP Financial Measures - Reconciliation” below for additional information).

Selected Financial Information

Selected quarterly financial information derived from the Company’s financial statements is set out below:

	For the Three Months Ended				For the Six Months Ended
(Expressed in thousands of US dollars)		June 30, 2010		June 30, 2009		June 30, 2010		June 30, 2009
Statement of Operations and Comprehensive Income
Royalty Revenue		$45,188		$32,887		$86,993		$62,104
Total revenue		67,062		45,079		104,914		78,195
Depletion and depreciation		25,494		23,499		45,683		46,468
Operating income		35,203		15,146		46,933		19,828
Net income		27,552		25,089		35,333		28,886
Basic earnings per share		$0.24		$0.25		$0.31		$0.29
Diluted earnings per share		$0.24		$0.24		$0.31		$0.28
Dividends declared and paid per share	C$	0.15	C$	0.14	C$	0.15	C$	0.14

Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities		33,468		24,948		66,796		50,747

	As at
	June 30,	December 31,
	2010	2009
Balance Sheet
Cash and cash equivalents	$506,618	$122,649
Short-term investments	86,137	377,480
Total assets	2,095,280	2,020,891
Future income tax liabilities	97,264	81,142
Total shareholders’ equity	1,985,865	1,930,268

Working capital	621,968	530,700
Debt	Nil	Nil

Selected quarterly financial information derived from the Company’s financial statements is set out below:

	Q2		Q1		Q4	Q3		Q2		Q1		Q4	Q3
(Expressed in thousands of US dollars)	2010		2010		2009	2009		2009		2009		2008	2008
Royalty Revenue(5)	$45,188		$41,805		$44,291	$36,409		$32,887		$29,217		$42,303	$39,937
Total revenue	67,062	(3)	37,852	(3)	80,443 (3)	41,090	(3)	45,079	(3)	33,116	(3)	42,483	40,023
Costs and expenses	31,859		26,122		28,727	25,501	(4)	29,933	(4)	28,434		44,555 (4)	26,720
Operating income (loss)	35,203		11,730		51,716	15,589		15,146		4,682		(2,072)	13,303
Other income (expenses)	1,307		2,338		(9,830)	2,253		18,228		854		953	1,439
Net income	27,552		7,781		39,650	12,343		25,089		3,797		15,377	9,893
Basic earnings per share	$0.24		$0.07		$0.36	$0.11		$0.25		$0.04		$0.15	$0.10
Diluted earnings per share	$0.24		$0.07		$0.36	$0.11		$0.24		$0.04		$0.15	$0.10
Free Cash Flow(1)	$40,193		$37,057		$39,024	$32,479		$27,919		$24,885		$37,664	$35,352
Free Cash Flow(1) per share	$0.35		$0.33		$0.35	$0.29		$0.27		$0.25		$0.38	$0.35
Margin	89%		89%		88%	89%		85%		85%		89%	89%
Adjusted Net Income(2)	$10,698		$8,632		$22,828	$7,342		$1,498		$519		$23,071	$9,959
Adjusted Net Income(2) per share	$0.09		$0.08		$0.20	$0.07		$0.02		$0.01		$0.23	$0.10

(1)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any of investments and royalty interests.

(2)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments, fair value changes for royalties accounted for as derivative assets, foreign exchange gains/losses and the taxes associated with all these items.

(3)          Includes fair value changes on derivative assets.

(4)          Includes write-downs on investments.

(5)          Royalty Revenue is defined by the Company as cash received or receivable from operating assets earned in the period.

Financial Performance

Overall

Net Income Reconciliation - Q2 2009 to Q2 2010

(Expressed in thousands of US dollars)

Net income for the quarter ended June 30, 2010 was $27.6 million, or $0.24 per share, compared to net income of $25.1 million, or $0.25 per share, for the quarter ended June 30, 2009. For the six months ended June 30, 2010, net income was $35.3 million, or $0.31 per share, compared to net income of $28.9 million, or $0.29 per share for the six months ended June 30, 2009.

Net Income Reconciliation - 1H 2009 to 1H 2010

(Expressed in thousands of US dollars)

Royalty Revenue and Total Revenue

The Company defines “Royalty Revenue” as cash received or receivable from operating royalty assets earned during the period. “Total Revenue” includes Royalty Revenue, fair value adjustments on derivative assets and dividends from marketable securities.

The average prices of all of the key commodities underlying the Company’s royalty interests continued to strengthen in the three and six months ended June 30, 2010 with the most significant increases coming from palladium and platinum relative to the three and six months ended June 30, 2009.

Average Commodity Prices and Foreign Exchange Rates

The Company realized record levels of Royalty Revenue for the second quarter 2010, reaching $45.2 million, an increase of 8% over the first quarter of 2010 and a 37% over the comparable period of the prior year.

Quarterly Royalty Revenue by Commodity

For the three months ended June 30, 2010, Royalty Revenue increased 37% to $45.2 million from $32.9 million for the three months ended June 30, 2009. The increase in Royalty Revenue is mainly attributable to receipts from Palmarejo, an asset acquired in January 2009 with a minimum royalty clause which began generating Royalty Revenue for the Company in July 2009, higher oil and gas revenues due to higher average prices, receipts from Holloway with the commencement of commercial production in the latter part of 2009, increased revenues from Stillwater due to higher production and PGM prices, offset somewhat by lower revenues from the Goldstrike NSR as mining moved off ground covered by the Company’s NSR royalty. The Company also recognized $3.5 million in additional oil and gas Royalty Revenue from the settlement of outstanding issues between certain operators and Franco-Nevada. In addition, the Company saw higher revenues from some of its other royalty assets with Mt. Keith and Mesquite increasing their contributions during the quarter. The increase from Mt. Keith is due to an additional royalty interest acquired in the project by the Company in the fourth quarter of 2009.

Royalty Revenue Reconciliation - Q2 2009 to Q2 2010

(Expressed in thousands of US dollars)

For the six months ended June 30, 2010, Royalty Revenue increased 40% to $87.0 million from $62.1 million for the comparable period of the prior year. The increase in Royalty Revenue was attributable to Palmarejo, which had six months of the royalty paid in 2010 compared with a small amount of actual production in the six months ended June 30, 2009, higher oil and gas revenues due to higher average prices, increased revenues from Holloway with the commencement of commercial production, higher revenues from Stillwater due to higher production and PGM prices and increased contributions from Marigold due to higher average prices and production. In addition, the Company saw higher Royalty Revenue from its Mt. Keith royalty as it acquired an additional interest in the project in the fourth quarter of 2009 for Aud$20 million. These increases were partially offset by lower contributions from Goldstrike NSR due to lower production levels from ground covered by our royalties and lower production from Gold Quarry. The Company recognizes Royalty Revenue from its Gold Quarry interest when it can be reliably measured and will accrue for the difference between actual production and the minimum royalty provision in the fourth quarter of 2010. Based on current information of reserves and stockpiles, the Company expects to be paid on greater than 16,600 ounces of gold in 2010.

Royalty Revenue Reconciliation - 1H 2009 to 1H 2010

(Expressed in thousands of US dollars)

Royalty Revenue for the second quarter of 2010 was earned 71% from precious metals (64% gold and 7% platinum group metals), 26% from oil and gas (21% oil and 5% gas) and 3% other minerals.

Royalty Revenue for the six months ended June 30, 2010 was earned 73% from precious metals (65% gold and 8% platinum group metals), 25% from oil and gas (17% oil and 8% gas) and 2% other minerals.

Royalty Revenue Composition

Royalty Revenue and Total Revenue for the three and six months ended June 30, 2010 and 2009 was comprised of the following:

			Three months	Three months	Six months	Six months
			ended June 30,	ended June 30,	ended June 30,	ended June 30,
Property	Interest	Operator	2010	2009	2010	2009
Gold
Goldstrike - NSR	NSR 2-4%	Barrick Gold Corporation	$3,994	$7,133	$7,901	$12,618
Goldstrike - NPI	NPI 2.4-6%	Barrick Gold Corporation	7,163	7,024	11,924	14,005
Palmarejo	50% Gold Stream	Coeur d’Alene Mines Corp	9,947	2,529	18,943	2,529
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	924	1,786	2,612	4,599
Marigold	NSR 1.75-5%	Barrick Gold / Goldcorp Inc.	1,673	1,657	4,765	2,844
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	604	366	999	779
Cerro San Pedro	GR 1.95%	New Gold Inc.	793	541	1,150	1,046
Henty	ORR 1-10%	Bendigo Mining Limited	307	189	801	328
Hislop	NSR 4%	St Andrew Goldfields Ltd.	237	—	459	—
Hollister (Ivanhoe)	NSR 3-5%	Great Basin Gold Limited	58	354	58	354
Holloway	NSR 2-15%	St Andrew Goldfields Ltd.	1,150	—	2,386
Mesquite	NSR 0.5-2%	New Gold Inc.	921	505	2,018	1,085
Mouska	GR 2%	IAMGOLD Corporation	59	204	60	391
Mt. Muro	NSR 3-7%	Straits Resources Limited	357	898	575	898
New Celebration	NSR 1.75%	Avoca Resources Limited	131	79	385	241
North Lanut	NSR 5%	Avocet Mining plc	511	300	984	729
Robinson	NSR/Other 0.225%/0.25%	QuadraFNX Mining Ltd.	54	48	119	114
Other	Various	Various	36	16	148	125
			28,919	23,629	56,287	42,685
PGMs
Stillwater	NSR 5%	Stillwater Mining Company	3,314	2,564	6,816	4,435
Pandora	NPI 5%	Anglo American Platinum/Lonmin	—	—	487	1,696
			3,314	2,564	7,303	6,131
Other Minerals
Mt. Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	708	(24)	1,289	(24)
Robinson	NSR/Other 0.225%/0.25%	QuadraFNX Mining Ltd.	188	127	355	200
Commodore	Other	Millmerran Operating Company	—	163	(73)	170
Eagle Picher	Other	EP Minerals, LLC	77	76	185	152
Kasese	Other	Blue Earth Refineries	234	—	246	959
			1,207	342	2,002	1,457
Oil and Gas
Edson	ORR 15%	Canadian Natural Resources Ltd.	5,212	1,382	8,349	3,693
Weyburn	WI/ORR 1.11%/0.44%	Cenovus Energy Inc.	2,942	1,895	5,614	3,024
Midale	WI/ORR 1.59%/0.967%	Apache Canada Ltd.	969	852	1,959	1,326
Other	Various	Various	2,625	2,223	5,479	3,788
			11,748	6,352	21,401	11,831
Royalty Revenue			$45,188	$32,887	$86,993	$62,104
Dividends
Dividends and other		—	63	229	144	448
Change in fair
value - Palmarejo	MR	—	21,278	11,963	17,343	15,643
Change in fair
value - Other	MR		533	—	434	—
			21,874	12,192	17,921	16,091
Total Revenue			$67,062	$45,079	$104,914	$78,195

Breakdown of Royalty Revenue - Q2 2010

Royalty Revenue continues to be earned from royalty interests in geographically secure countries with 94% of Royalty Revenues earned in the six months ended June 30, 2010 being generated from assets located in North America.

Royalty Revenue by Country - 1H 2010

Total revenue for the three and six months ended June 30, 2010 was $67.1 million and $104.9 million, respectively. The fair value gains of $21.8 million and $17.8 million for the three and six months ended June 30, 2010, respectively, recognized on the Company’s royalty interests accounted for as derivative assets was mainly attributable to higher gold forward prices as at June 30, 2010 when compared to the gold forward prices at March 31, 2010 and December 31, 2009.

The minimum royalty component of a royalty interest is required to be adjusted to fair value each quarter, taking into account the change in gold forward prices, actual payments received under the minimum royalty and any adjustments in the discount rate. The Company reports these fair value changes as part of total revenue but these changes in fair value are not included in Royalty Revenue. As at June 30, 2010, an increase in the forward gold prices resulted in an increase in the fair value of the Palmarejo royalty of $21.3 million, bringing the cumulative increase in the fair value of the Palmarejo minimum royalty component since January 1, 2010 to $17.3 million. It is anticipated that fluctuations in the fair value of the minimum royalty component of the Palmarejo royalty will be a recurring item in the Company’s statement of operations.

Dividend income from equity investments classified as “available-for-sale” was $0.06 million and $0.1 million for the three and six months ended June 30, 2010, respectively, compared with $0.2 million and $0.4 million earned in the three and six months ended June 30, 2009, respectively.

Costs and Expenses

Costs of operations, comprised of oil and gas production taxes, operating costs on oil and gas working interests and net proceeds taxes on mineral royalties, were $1.83 million for the three months ended June 30, 2010 compared with $1.78 million for the three months ended June 30, 2009. The increase of $0.05 million was a result of higher oil and gas production taxes ($0.14 million) due to higher oil and gas prices, higher operating costs on working interests ($0.06 million), higher Montana net proceeds taxes ($0.05 million) due to higher Royalty Revenue from Stillwater, partially offset by lower Nevada net proceeds taxes ($0.2 million) due to lower Royalty Revenue from Goldstrike.

For the six months ended June 30, 2010 and 2009, costs of operations were $3.4 million and $3.2 million, respectively. The increase of $0.2 million was the result of higher oil and gas production taxes ($0.3 million) due to higher oil and gas prices, higher operating costs on working interests ($0.1 million), higher Montana net proceeds taxes ($0.1 million) due to higher Royalty Revenue from Stillwater, partially offset by lower Nevada net proceeds taxes ($0.3 million) due to lower Royalty Revenue from Goldstrike.

For the three months ended June 30, 2010, general and administrative costs were $2.92 million compared to $2.93 million for the same period in 2009. General and administrative costs for the six months ended June 30, 2010 were $5.56 million compared with $5.63 million for the six months ended June 30, 2009. General and administrative costs include salaries, audit, tax and legal advisory fees, filing fees and general office expenses.

Business development expenses were $0.3 million for the second quarter of 2010 compared with $0.5 million for the second quarter of 2009. Business development expenses include salaries and professional fees, including legal, tax and accounting, all in connection with the evaluation and assessment of potential transactions. For the six months ended June 30, 2010 and 2009, business development expenses were $0.9 million and $0.9 million, respectively.

Depletion Reconciliation - Q2 2009 to Q2 2010

(Expressed in thousands of US dollars)

For the three months ended June 30, 2010, depletion ($25.3 million) and depreciation ($0.2 million) totaled $25.5 million. For the quarter ended June 30, 2009, depletion ($23.4 million) and depreciation ($0.1 million) totaled $23.5 million. This increase in depletion of $1.9 million is a result of increased depletion on the oil and gas assets due to higher revenues, increased depletion on Holloway as commercial production began, and higher production at North Lanut and Kasese resulting in higher depletion, partially offset by lower depletion on Goldstrike and Gold Quarry due to lower production levels. Although the Company recognized higher Royalty Revenue from Stillwater during the three and six months ended June 30, 2010, lower depletion was recorded on Stillwater mainly due to higher PGM prices which reduced the units-of-production depletion calculation.

Depletion Reconciliation for 1H 2009 to 1H 2010

(Expressed in thousands of US dollars)

For the six months ended June 30, 2010, depletion ($45.3 million) and depreciation ($0.4 million) totaled $45.7 million compared with a total of $46.5 million, depletion ($46.1 million) and depreciation ($0.4 million), for the six months ended June 30, 2009. The decrease of $0.8 million in depletion over the comparable period was largely attributable to increased depletion on oil and gas royalties ($8.8 million), Holloway ($0.7 million), Marigold ($0.6 million), North Lanut ($0.5 million) and Mesquite ($0.3 million) offset by lower depletion on Goldstrike ($7.5 million), Gold Quarry ($2.1 million), Stillwater ($1.6 million), and other royalties ($0.5 million).

Stock compensation expense for the three and six months ended June 30, 2010 was $1.3 million and $2.4 million, respectively. Stock compensation for the three and six months ended June 30, 2009 was of $1.0 million and $1.9 million, respectively. Stock compensation expense represents the amortization of the fair value of stock options granted to directors and management.

Non-GAAP Financial Measures - Reconciliation

Royalty Revenue, Free Cash Flow and EBITDA are non-GAAP financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends.

(See Non GAAP Financial Measures - Royalty Revenue and Free Cash Flow above for definitions).

Management believes that Free Cash Flow and Free Cash Flow as a percentage of Royalty Revenue (which the Company refers to as margin), EBITDA and EBITDA as a percentage of Royalty Revenue are useful measures of the performance of our Royalty Portfolio. Free Cash Flow and EBITDA, as defined, are most directly comparable to operating income in the Statement of Operations and Comprehensive Income (Loss).

For the three months ended June 30, 2010, Free Cash Flow was $40.2 million, or 89% of Royalty Revenue, compared with $27.9 million, or 85% of Royalty Revenue, for the three months ended June 30, 2009. For the six months ended June 30, 2010, Free Cash Flow was $77.3 million, or 89% of Royalty Revenue, compared with $52.8 million, or 85% of Royalty Revenue, for the six months ended June 30, 2009.

For the three months ended June 30, 2010, EBITDA was $40.0 million, or $0.35 per share, compared with $44.9 million, or $0.44 per share, for the three months ended June 30, 2009. For the six months ended June 30, 2010, EBITDA was $77.3 million, or $0.68 per share, compared with $69.6 million, or $0.69 per share, for the six months ended June 30, 2009.

For the three months ended June 30, 2010, Adjusted Net Income was $10.7 million, or $0.09 per share, compared with $1.5 million, or $0.02 per share, for the three months ended June 30, 2009. For the six months ended June 30, 2010, Adjusted Net Income was $19.3 million, or $0.17 per share, compared with $2.0 million, or $0.02 per share, for the six months ended June 30, 2009.

Below are reconciliations of Royalty Revenue to Total Revenue, Free Cash Flow to operating income, EBITDA to net income, Adjusted Net Income to net income, and the calculation of per share amounts for the three and six months ended June 30, 2010 and 2009, respectively:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(Expressed in thousands except per share amounts)	2010	2009	2010	2009
Royalty Revenue
Total revenue	$67,062	$45,079	$104,914	$78,195
Change in fair value - Palmarejo	(21,278)	(11,963)	(17,343)	(15,643)
Change in fair value - Other	(533)	—	(434)	—
Dividends	(63)	(229)	(144)	(448)
Royalty Revenue	$45,188	$32,887	$86,993	$62,104
Free Cash Flow
Operating income	$35,203	$15,146	$46,933	$19,828
Depletion and depreciation	25,494	23,499	45,683	46,468
Stock-based compensation	1,307	998	2,411	1,913
Write-downs on investments	—	239	—	239
Change in fair value - derivative assets	(21,811)	(11,963)	(17,777)	(15,643)
Free Cash Flow	$40,193	$27,919	$77,250	$52,805
Margin (Free Cash Flow as a % of Royalty Revenue)	89%	85%	89%	85%
Basic Weighted Average Shares Outstanding	114,038	102,143	113,881	100,760
Free Cash Flow per share	$0.35	$0.27	$0.68	$0.52
EBITDA
Net income	$27,552	$25,089	$35,333	$28,886
Interest income	(741)	(509)	(2,229)	(874)
Interest expense	564	267	1,082	522
Income tax provision	8,958	8,285	15,245	10,024
Depletion and depreciation	25,494	23,499	45,683	46,468
Change in fair value - derivative assets	(21,811)	(11,963)	(17,777)	(15,643)
Write-down on investments	—	239	—	239
EBITDA	$40,016	$44,907	$77,337	$69,622
EBITDA per share	$0.35	$0.44	$0.68	$0.69
Adjusted Net Income
Net income	$27,552	$25,089	$35,333	$28,886
Foreign exchange loss (gain), net of income tax	3,273	(15,184)	15,307	(16,014)
Write-down on investments	—	206	—	206
(Gain) loss on sale of investments, net of income tax	(4,850)	—	(18,855)	203
Loss (gain) in fair value of royalties accounted for as derivative assets, net of income tax	(15,277)	(8,613)	(12,451)	(11,263)
Adjusted Net Income	$10,698	$1,498	$19,334	$2,018
Adjusted Net Income per share	$0.09	$0.02	$0.17	$0.02

Interest Income

For the three months ended June 30, 2010, the Company earned interest income of $0.7 million compared with $0.5 million for the same period in 2009, from the investment of free cash flows in cash, cash equivalents and short-term investments. The increase is attributable to higher cash balances earning interest.

For the six months ended June 30, 2010, the Company earned interest income of $2.2 million compared with $0.9 million for the same period in 2009 due to a higher cash balance earning interest in the six months ended June 30, 2010.

Interest Expense

For the quarter ended June 30, 2010, the Company incurred interest expense of $0.6 million that was comprised of $0.3 million of standby fees on the Company’s revolving term credit facility (the “Credit Facility”) with a syndicate of lenders and $0.3 million of amortization of costs related to the Credit Facility. For the quarter ended June 30, 2009, the Company incurred interest expense of $0.3 million which was comprised of $0.1 million of stand-by fees and $0.2 million of amortization of deferred Credit Facility costs.

For the six months ended June 30, 2010 and 2009, interest expense was $1.1 million and $0.5 million, respectively, which was comprised of $0.5 million of stand-by fees related to the Credit Facility (2009 - $0.2 million) and $0.6 million of amortization of deferred Credit Facility costs (2009 - $0.3 million).

The standby fee on the Credit Facility was calculated as 0.5625% per annum on the entire US$175 million undrawn balance for the period from January 1 to June 30, 2010.

Gain on sale of investments

During the three and six months ended June 30, 2010, the Company disposed of certain investments, including 486,300 and 586,300 shares, respectively, held in Newmont Mining Company Canada Limited, and received gross proceeds of $35.6 million and $60.6 million, respectively, and recorded gains on sale of $5.7 million and $22.0 million, respectively, in the statement of operations and comprehensive income (loss).

Foreign Exchange

For the three months ended June 30, 2010, the Company recorded a foreign exchange loss of $4.5 million (three months ended June 30, 2009 - gain of $18.0 million). For the six months ended June 30, 2010, the Company recorded a foreign exchange loss of $19.7 million (six months ended June 30, 2009 - gain of $19.0 million). The Company recognized foreign exchange gains and losses upon the ultimate sale or maturity of US denominated treasury bills, bonds and investments. In addition, foreign exchange gains and losses are realized upon the full or partial settlement of certain intercompany loans which are denominated in other than the functional currency of the corporate entity. It is expected that the Company will continue to realize foreign exchange gains and losses on investments due to fluctuations in the US dollar relative to the Canadian and Australian dollars and Mexican peso.

Income Taxes

For the quarter ended June 30, 2010, the Company had an income tax expense of $9.0 million. This is comprised of a current income tax expense of $7.2 million from the Company’s Canadian, US and Mexican entities and a net future income tax expense of $1.8 million from the Company’s US and Mexican entities, offset by future income tax recoveries from the Company’s Canadian and Australian entities. For the quarter ended June 30, 2009, the Company had an income tax expense of $8.3 million. This is comprised of a current income tax expense of $3.4 million from the Company’s Canadian and US entities and a net future income tax expense of $4.9 million from the Company’s US, Mexican and Canadian entities.

For the six months ended June 30, 2010, the Company had an income tax expense of $15.2 million which was comprised of a current income tax expense of $12.2 million from the Company’s Canadian, US and Mexican entities and a net future income tax expense of $3.0 million from the Company’s Mexican, Canadian and US entities. For the six months ended June 30, 2009, the Company had an income tax expense of $10.0 million which was comprised of a current income tax expense on $2.7 million from the Company’s Canadian and U.S entities and a net future income tax expense of $7.3 million from the Company’s Mexican, Canadian and US entities.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $33.5 million and $24.9 million for the three months ended June 30, 2010 and 2009 respectively.

For the six months ended June 30, 2010 and 2009, cash provided by operating activities before changes in non-cash assets and liabilities was $66.8 million and $50.7 million, respectively.

Financing Activities

The Company amended its revolving credit facility (the “Amended Credit Facility”) during the six months ended June 30, 2010, which provided for the availability over a three-year period of up to $175 million, or the Canadian dollar equivalent, in borrowings.

The Company incurred $1.6 million of issuance costs, which along with the remaining unamortized balance of $0.9 million related to the original revolving credit facility, will be deferred or continue to be deferred and together will be amortized over the term of the Amended Credit Facility.

In addition, the Company issued 1.7 million shares as part of the acquisition of the Subika royalty, as described above in Transactions.

Investing Activities

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at June 30, 2010, the investments had various maturities upon acquisition of between 18 and 364 days. Accordingly, on the June 30, 2010 consolidated balance sheet, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

For a description of the Company’s recent royalty acquisitions, see Acquisitions above.

Cash Resources and Liquidity

As at June 30, 2010, the Company had cash and cash equivalents and short-term investments totaling $592.8 million. Working capital at June 30, 2010 was $622.0 million compared with $530.7 million as at December 31, 2009. The increase is attributable to the net proceeds received on the sale of investments and cash flow from operations.

The Company’s near-term cash requirements are limited to general and administrative expenses, certain costs of operations and income taxes directly related to the recognition of royalty revenues and semi-annual dividends. As a royalty company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties and working interests capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s Credit Facility.

The Company believes that current cash resources and future cash flows will be sufficient to cover the cost of general and administrative expenses, costs of operations and dividend payments.

Included in prepaid expenses and other is an amount of $12.4 million relating to Mexican sales tax (“IVA”) paid on the acquisition of the Palmarejo gold stream which the Company is working towards recovering from the Mexican tax authorities.

Capital Resources

As of August 11, 2010, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under a credit facility. Advances under the credit facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of August 11, 2010, US and Canadian dollar advances under the facility would bear interest rates of 4.50% and 3.75%, respectively.

The Company is required to pay a quarterly standby fee of 0.5625% of the unutilized portion of the credit facility. For the three and six months ended June 30, 2010, standby fees of $0.3 million and $0.5 million, respectively, were incurred and paid.

On May 12, 2010, the Company entered into an agreement to acquire a 22% gold stream from Taseko on its Prosperity copper-gold project in British Columbia which calls for a $350 million payment subject to certain conditions being fulfilled by Taseko, as described under Prosperity Gold Stream in Acquisitions above.

The Company has contractual obligations of $0.03 million per month expiring on October 31, 2013 for its Toronto office space and $0.008 million per month expiring on June 30, 2011 for its Colorado office.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil and gas properties and the assessment of recoverability of the interests in mineral and oil and gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty and oil and gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty and oil and gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are received.

The Company records changes in the market value of its derivative financial assets based upon changes in gold forward curve prices and changes in discount rate when it is determined that adjustments to the discount rate are appropriate.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty interests are depleted using the units-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil and gas properties.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a future income tax net asset as of the end of the year, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s future income tax net assets include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax net assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the future income tax net asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options is determined based on estimated fair values of the options at the time of grant. During the three and six months ended June 30, 2010, the Company granted 350,000 and 400,000 stock options, respectively, to certain officers of the Company. In addition, the Company recorded stock-based compensation expense of $1.3 million and $2.4 million for the three and six months ended June 30, 2010, respectively, relating to previously granted stock options.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with early adoption permitted if specifically approved. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting requirements no later than the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact, to varying degrees, the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company identified three phases of its project plan: diagnostic assessment, development and implementation.

In the diagnostic phase, the Company established a working group, developed an initial project plan and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q3 2009. Based on management’s review of IFRS and current Company processes, minimal impact is expected on information technology and data systems.

The development phase involves the development of a detailed project plan, the completion of analyses of the differences between Franco-Nevada’s accounting policies and IFRS to provide a basis for the accounting policy recommendations, the development of a strategy for dual Canadian GAAP and IFRS reporting and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements and the delivery of detailed IFRS training to key finance and other personnel. This phase is expected to be largely completed by the third quarter of 2010.

The implementation phase involves the implementation of the necessary changes to our information systems and business processes as identified through the diagnostic and development phases. Significant implementation phase milestones will include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

As part of its development and implementation phases, the Company will also consider the impact of IFRS on its internal controls over financial reporting. It is not expected that adopting and implementing IFRS will result in significant changes to the Company’s internal controls over financial reporting.

The diagnostic assessment phase identified one standard, related to the accounting for royalties, which is of high priority to the Company. The International Standards Board has activities currently underway which may, or will, change the standard effective upon the Company’s adoption of IFRS, and therefore may impact the diagnostic assessment. The Company will assess any such change as a component of its development phase and update its IFRS conversion plan as appropriate. The Company continues to monitor other IFRS accounting developments. The Company will update conversion plans and public disclosures as necessary.

During the first and second quarter of 2010, the Company completed its detailed review of IFRS relevant to the Company and the identification of significant key differences. The Company has identified several areas as those expected to have a significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, processes and other areas of our business in future MD&As as they are determined.

Some of the areas identified are:

a)              First time adoption

The Company’s adoption of IFRS will require the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. We are currently analyzing the various exemptions available and are working towards implementing those most appropriate in our circumstances. Our IFRS 1 exemptions decisions will be approved by executive management and reviewed by the Audit Committee.

The most significant exemption which is being analyzed relates to the Cumulative Translation Account (“CTA”). IFRS provides for the option to reclassify all cumulative translation gains or losses in accumulated other comprehensive income to retained earnings upon the initial adoption of IFRS. The Company expects to take the election as it will simplify the conversion process (cumulative translation differences will not have to be recalculated).

In addition, the Company is evaluating the deemed cost election for certain of its royalty interests which allows the Company to use the fair value of an asset at the transition date as its “deemed cost” of the asset under IFRS. Adjusting the carrying values of the Company’s royalty assets will likely impact the Company’s balance sheet and calculation of depletion using the units-of-production method under IFRS.

Other available exemptions continue to be evaluated.

b)              Impairment of non-current assets

Under Canadian GAAP, long-lived asset impairment testing is done using a two-step approach whereby long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash-flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flows are lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of fair value less costs to sell and value in use (which uses discounted cash flows.) This may result in more frequent write-downs where carrying amounts of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis. However the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP currently prohibits reversal of impairment losses.

c)              Income taxes

Under Canadian GAAP, deferred income taxes associated with an asset acquisition are capitalized to the asset at the date of acquisition with any changes in the liability being included in the statement of operations at each reporting period. Under IFRS, future income taxes are not recorded on an asset acquisition and are treated as a permanent difference. Upon adopting IFRS, it is expected that significant future tax liability balances will be reversed with the offset being a reduction in royalty assets.

d)              Functional Currency

Upon adopting IFRS, it is expected that the functional currency of certain of the Company’s wholly-owned subsidiaries will change from its local currency to that of the US dollar, the Company’s reporting currency. This change may result in changes to the foreign exchange gains and losses recorded under Canadian GAAP, which may be significant.

e)              Stock-based Compensation

Under Canadian GAAP, the Company records forfeitures when they occur. Under IFRS, the Company will be required to estimate forfeiture rates at the date of grant. Estimating a forfeiture rate at the grant date may change the stock-based compensation expense previously recorded under Canadian GAAP.

IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that theremay be additional or revised standards in relation to provisions, financial instruments, fair value and consolidation prior to the issuance of our first IFRS statements. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. As noted above, the Company continues to monitor and evaluate other IFRS accounting developments and will update our conversion plan and public disclosures as necessary.

During the three and six months ended June 30, 2010, the Company completed a detailed review of the differences between Canadian GAAP and IFRS, commenced the analysis and documentation requirements for the adoption of appropriate accounting policies under IFRS and certain members of its management team attended IFRS training sessions.

During the latter half of 2010, the Company expects to finalize its development plan and commence its implementation phase.

Outlook

The following contains forward-looking statements about our outlook for the remainder of 2010. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the beginning of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

The charts below indicate the components of revenue for the three and six months ended June 30, 2010, respectively, by royalty type and highlights the sensitivity of revenues to changes in the prices of the underlying commodities.

Royalty Revenue Components

Palmarejo continues to increase in significance for the Company with $9.9 million and $18.9 million, respectively, in Royalty Revenue for the three and six months ended June 30, 2010. For the remainder of 2010, the Company expects Royalty Revenue from Palmarejo to increase due to higher average gold prices when compared to the first six months of 2010.

Based on guidance from Barrick Gold Corporation (“Barrick”), the Company expected Royalty Revenue from the Goldstrike royalties, both the NPI and the NSR, to be lower in the first half of 2010 than what was realized in the first half of 2009 due to waste stripping activities at Goldstrike. Barrick has indicated these activities will continue through to mid 2010. The Company expects to realize higher Royalty Revenue from both the NSR and NPI royalties as waste stripping activities are completed, production moves onto ground covered by the Company’s royalties and higher average gold prices continue to be realized.

The Company recognizes Royalty Revenue from its Gold Quarry interest when it can be reliably measured and will accrue for the difference between actual production and the minimum royalty provision in the fourth quarter of 2010. Based on current information of reserves and stockpiles, the Company expects to be paid on greater than 16,600 ounces of gold in 2010.

Royalty Revenue from Stillwater is expected to be higher in 2010 than 2009 due to the strengthening of the platinum and palladium prices during the latter part of 2009 which has continued into 2010. Public disclosures from Stillwater indicate that Stillwater has maintained and somewhat increased production while successfully reducing mining costs which has allowed it to benefit from these higher platinum group metal prices, all following the cancellation of its fixed-price contract with General Motors.

For the latter six months of 2010, oil and gas Royalty Revenue is expected to be slightly higher than levels realized in the latter half of 2009, based mainly on the expectation of higher average prices.

The Company has revised its 2010 Royalty Revenue guidance to between $180 million and $190 million based on recent consensus commodity pricing.

The Company incurs a significant portion of its expenses in Canadian dollars which may be negatively affected by the strengthening of the Canadian dollar relative to the US dollar. From its inception, the Company has been actively managing its G&A expenses in an effort to ensure its free cash flow is available for organic growth and future acquisitions. The Company will continue with this focus while aggressively and systematically evaluating acquisition opportunities and other investment areas for its capital, all with the objective of increasing NAV per share, driving greater returns for its shareholders and stake holders and maximizing shareholder value.

The Company’s financial position remains very strong with cash balances being invested in high-quality, short-term interest-bearing securities which can be easily accessible for future acquisition of additional royalty or investment interests.

The outlook for royalties currently in the development of exploration phase within the Company’s portfolio remains positive with on-going development and exploration activities and news being reported by the operators.

The Company continues to identify and assess material new royalty investment opportunities and is active in its efforts to further expand the royalty portfolio.

Outstanding Share Data

As of August 11, 2010, there were 114,103,503 common shares outstanding. In addition, there were 2,718,668 stock options outstanding to directors, officers and employees with exercise prices ranging from C$15.20 to C$31.39 per share. The Company also has remaining reserved 52,961 common shares for issuance to former Moydow insiders upon the exercise of their outstanding Moydow options at prices ranging from C$6.99 to C$11.53 for each Franco-Nevada common share. The Company also has 11,499,999 warrants, 316,437 special warrants and 68,458 restricted stock units outstanding as at August 11, 2010. 5,749,999 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017. 316,436 of the special warrants are exercisable, without any additional consideration, into 316,436 common shares following the achievement by the Palmarejo Project of certain time-based completion tests by September 15, 2010. The Company is currently amending the Palmarejo special warrants to extend the expiry date to December 17, 2010. In addition, the Company issued one special warrant to Taseko pursuant to a gold stream agreement, as described in Acquisitions above, which is exchangeable, once the project is fully permitted and financed, into two million purchase share warrants with an exercise price of C$75.00 per share and an expiry date of June 16, 2007.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2008, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar. The translation of the Company’s Canadian denominated expenses was positively impacted by the strengthening of the US dollar, especially through the fourth quarter of 2008.

Significance of the Goldstrike Royalties

The Goldstrike royalties are very significant to the Company. As a result, any adverse issues associated with production or the recoverability of reserves from those portions of the Goldstrike properties over which the Company has a royalty interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and six months ended June 30, 2010, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design and operation were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.